Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 troutman.com

Patrick B. Costello

patrick.costello@troutman.com

November 3, 2020

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adit EdTech Acquisition Corp.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit for confidential nonpublic review under Section 6(e) of the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Draft Registration Statement”), relating to the offer and sale of the Company’s units, each consisting of one share of the Company’s common stock, par value $0.0001 per share, and one-half of one redeemable warrant of the Company.

Pursuant to Title 1, Section 101 of the JOBS Act, and as disclosed in the Draft Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Draft Registration Statement for review; provided that the Draft Registration Statement and all amendments thereto shall be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

If you have any questions or require additional information in the course of your review of the enclosed Draft Registration Statement, please call me at (212) 704-6147 or, in my absence, Joseph Walsh at (212) 704-6030.

Sincerely,

/s/ Patrick B. Costello
Patrick B. Costello

cc:	Adit EdTech Acquisition Corp.
David Shrier
John D’Agostino